================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                               (Amendment No. 34)

                         ------------------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)

ORDINARY SHARES OF EURO 0.55 PAR VALUE EACH                          87927W10
      (Title of class of securities)                              (CUSIP number)

                                DOTT. GIANNI MION
                             EDIZIONE HOLDING S.P.A.
                                 CALMAGGIORE 23
                                  31100 TREVISO
                                      ITALY
                                 (+39) 0422-5995

                                 WITH A COPY TO:

                           MICHAEL S. IMMORDINO, ESQ.
                                LATHAM & WATKINS
                                 99 BISHOPSGATE
                                 LONDON EC2M 3XF
                                     ENGLAND
                               (+44) 207-710-1076
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                DECEMBER 19, 2006
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


                                    (Page 1)

--------------------------------------        ----------------------------------
CUSIP No.  87927W10                    13D
--------------------------------------        ----------------------------------

------------  ------------------------------ -----------------------------------
1             NAME OF REPORTING PERSON       EDIZIONE HOLDING S.p.A.
              I.R.S. IDENTIFICATION NO.      Not Applicable
              OF ABOVE PERSON
------------  --------------------------------------------------- --------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a)  [x]
                                                                      (b)  [ ]
------------  ------------------------------------------------------------------
3             SEC USE ONLY
------------  ------------------------------------------------------------------
4             SOURCE OF FUNDS:                           WC
------------  ------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e):                               [ ]
------------  ------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION:      Italy
------------  ------------------------------------------------------------------
NUMBER OF     7               SOLE VOTING POWER:                30,084,650
SHARES
              -------------  ---------------------------------------------------
BENEFICIALLY  8              SHARED VOTING POWER:               2,407,345,359
OWNED BY                                                        (See Item 5)

EACH          -------------  ---------------------------------------------------
REPORTING     9              SOLE DISPOSITIVE POWER:            30,084,650

PERSON WITH   -------------  ---------------------------------------------------
              10             SHARED DISPOSITIVE POWER:          2,407,345,359
                                                                (See Item 5)

------------  ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY            2,437,430,009
              REPORTING PERSON:

------------  ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES:                                     [ ]

------------  ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  18.22%
                                                                   (See Item 5)
------------  ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON:                  CO


                                    (Page 2)

--------------------------------------        ----------------------------------
CUSIP No.  87927W10                    13D
--------------------------------------        ----------------------------------

------------  ------------------------------ -----------------------------------
1             NAME OF REPORTING PERSON       EDIZIONE FINANCE INTERNATIONAL S.A.
              I.R.S. IDENTIFICATION NO.      Not Applicable
              OF ABOVE PERSON
------------  --------------------------------------------------- --------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a)  [x]
                                                                      (b)  [ ]
------------  ------------------------------------------------------------------
3             SEC USE ONLY
------------  ------------------------------------------------------------------
4             SOURCE OF FUNDS:                           WC
------------  ------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e):                               [ ]
------------  ------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION:      Italy
------------  ------------------------------------------------------------------
NUMBER OF     7               SOLE VOTING POWER:                0
SHARES
              -------------  ---------------------------------------------------
BENEFICIALLY  8              SHARED VOTING POWER:               2,407,345,359
OWNED BY                                                        (See Item 5)

EACH          -------------  ---------------------------------------------------
REPORTING     9              SOLE DISPOSITIVE POWER:            0

PERSON WITH   -------------  ---------------------------------------------------
              10             SHARED DISPOSITIVE POWER:          2,407,345,359
                                                                (See Item 5)

------------  ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY            2,407,345,359
              REPORTING PERSON:

------------  ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES:                                     [ ]

------------  ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  17.99%
                                                                   (See Item 5)
------------  ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON:                  CO


                                    (Page 3)

--------------------------------------        ----------------------------------
CUSIP No.  87927W10                    13D
--------------------------------------        ----------------------------------

------------  ------------------------------ -----------------------------------
1             NAME OF REPORTING PERSON       RAGIONE S.a.p.a. DI GILBERTO
              I.R.S. IDENTIFICATION NO.      BENETTON E C.
              OF ABOVE PERSON                Not Applicable
------------  --------------------------------------------------- --------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a)  [x]
                                                                      (b)  [ ]
------------  ------------------------------------------------------------------
3             SEC USE ONLY
------------  ------------------------------------------------------------------
4             SOURCE OF FUNDS:                           WC
------------  ------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e):                               [ ]
------------  ------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION:      Italy
------------  ------------------------------------------------------------------
NUMBER OF     7               SOLE VOTING POWER:                30,084,650
SHARES
              -------------  ---------------------------------------------------
BENEFICIALLY  8              SHARED VOTING POWER:               2,407,345,359
OWNED BY                                                        (See Item 5)

EACH          -------------  ---------------------------------------------------
REPORTING     9              SOLE DISPOSITIVE POWER:            30,084,650

PERSON WITH   -------------  ---------------------------------------------------
              10             SHARED DISPOSITIVE POWER:          2,407,345,359
                                                                (See Item 5)

------------  ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY            2,437,430,009
              REPORTING PERSON:

------------  ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES:                                     [ ]

------------  ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  18.22%
                                                                   (See Item 5)
------------  ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON:                  PN


                                    (Page 4)

         This Amendment No. 34 amends the Statement on Schedule 13D dated August 9, 2001, as amended (as previously amended, the "STATEMENT ON SCHEDULE 13D") filed by Edizione Holding S.p.A., a company incorporated under the laws of the Republic of Italy ("EDIZIONE HOLDING"), Edizione Finance International S.A., a company incorporated in the Duchy of Luxembourg ("EDIZIONE FINANCE"), and Ragione S.a.p.a. di Gilberto Benetton e C., a partnership organized under the laws of the Republic of Italy ("RAGIONE") (Edizione Holding, Edizione Finance and Ragione, are collectively referred to herein as the "EDIZIONE REPORTING PERSONS") with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

         This Amendment is being filed by each of the Edizione Reporting Persons. Pirelli, Olimpia, Edizione Finance and Edizione Holding are members of a group with respect to the Telecom Italia Shares. By virtue of the 2006 Shareholders Agreement, Assicurazioni Generali S.p.A. and Mediobanca S.p.A. may also be deemed to be members of such group. The Edizione Reporting Persons are making a separate filing on Schedule 13D in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934 and are solely responsible for the information contained in this filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of Olimpia nominated by Pirelli has been provided by the nominating person or by such nominee director or officer.

ITEM 2.  IDENTITY AND BACKGROUND

         On December 19, 2006, a shareholders' meeting of Olimpia resolved to amend the by-laws of Olimpia by (a) reducing the size of the board of directors from ten to six (and limiting the number of directors that may be drawn from any individual shareholder's list of nominees to half of the total number of directors) and (b) reducing to 81 percent the proportion of the total number of Olimpia shares required to be (i) represented at an extraordinary shareholders meeting in order to constitute a quorum and (ii) affirmatively voted in order to approve any resolution at an extraordinary shareholders meeting.

         Also at the shareholders' meeting of Olimpia, each of the following individuals was elected to the board of directors for a term of three fiscal years: Mr. Marco Tronchetti Provera, Mr. Carlo A. Puri Negri, Mr. Luciano Gobbi, Mr. Gilberto Benetton, Mr. Gianni Mion and Mr. Giancarlo Olgiati. Each of Messrs. Tronchetti Provera, Puri Negri and Gobbi was nominated by Pirelli & C., and each of Messrs. Benetton, Mion and Olgiati was nominated by Edizione Holding and Edizione Finance. Subsequently, at a meeting of the Olimpia's board of directors held on the same date, Mr. Tronchetti Provera was confirmed as Chairman of Olimpia and Mr. Benetton was confirmed as Vice-Chairman of Olimpia. Information concerning each of Messrs. Tronchetti Provera, Puri Negri, Gobbi, Benetton and Mion has previously been filed on this Statement on Schedule 13D. Mr. Olgiati's present principal occupation is partner of the Swiss law firm of Ghiringhelli, Olgiati e Asssociati and his business address is Via Nassa 38, 6900 Lugano, Switzerland. Mr. Olgiati is a Swiss citizen. He does not beneficially own any securities of Telecom Italia.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER



                                    (Page 5)

         Reference is made to the put arrangements described in Item 6 of Amendment No. 32 to the Statement on Schedule 13D. Such put options were not exercised by either HSBC or Banca Akros S.p.A., and as a result, on December 15, 2006, the put arrangements expired.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

83.      Press Release, dated as of December 19, 2006, issued by Olimpia.

                                    (Page 6)

EXHIBIT INDEX
EXHIBIT NO.

83.      Press Release, dated as of December 19, 2006, issued by Olimpia.


                                    (Page 7)

                                   SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date:    January 12, 2007

                                          EDIZIONE HOLDING S.p.A.



                                          By:       /s/ Gianni Mion
                                                --------------------------------
                                                Name:   Gianni Mion
                                                Title:  Chief Executive Officer


                                    (Page 8)

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date:    January 12, 2007

                                          EDIZIONE FINANCE INTERNATIONAL S.A.


                                          By:       /s/ Gustave Stoffel
                                                --------------------------------
                                                Name:   Gustave Stoffel
                                                Title:  Director


                                    (Page 9)

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date:    January 12, 2007

                                          RAGIONE S.a.p.a DI GILBERTO
                                          BENETTON E C.


                                          By:       /s/ Gilberto Benetton
                                                --------------------------------
                                                Name:   Gilberto Benetton
                                                Title:  Chairman



                                    (Page 10)